SCHEDULE 13D DATED NOVEMBER 24, 2003

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

HEALTH ENHANCEMENT PRODUCTS, INC.

 (Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

 (Title of Class of Securities)

958279200

 (CUSIP Number)

HOWARD R. BAER

7740 E. Evans Road, Suite A101, Scottsdale, AZ  85260 (480) 385-3800

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 January 18, 2006

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________

CUSIP NO. 958279200

	1. Names of Reporting Persons:	HOWARD R. BAER
	I.R.S. Identification Nos. of above persons (entities only):	N/A

	2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [_] (b) [_]

3. SEC Use Only:

	4. Source of Funds (See Instruction):	00

	5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

	6. Citizenship or Place of Organization:	USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power:	16,044,989 Shares
	8. Shared Voting Power:	N/A
	9. Sole Dispositive Power:	16,044,989 Shares
	10. Shared Dispositive Power:	N/A

	11. Aggregate Amount Beneficially Owned by Each Reporting Person:	16,044,989 Shares

	12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

	13. Percent of Class Represented by Amount in Row (11):	49.24%

	14. Type of Reporting Person (See Instructions):	IN

 ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of Health Enhancement Products, Inc., a Nevada Corporation (the "Issuer"), and is being filed by Howard R Baer (the "Reporting Person"). The Issuer's current principal executive offices are located at 7740 E. Evans Road, Suite A101, Scottsdale, AZ  85260.

ITEM 2. IDENTITY AND BACKGROUND

(a) Name. The name of the Reporting Person is Howard R. Baer.

(b) Business Address. The business address of the Reporting Person 7740 E. Evans Road, Suite A101, Scottsdale, AZ  85260.

(c) Occupation and Employment. The Reporting Person is the CEO and sole director of the Issuer, a Nevada corporation with a business address of 7740 E. Evans Road, Suite A101, Scottsdale, AZ  85260.

(d) Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In July 2005, the Reporting Person converted $538,000 of indebtedness owed to him by the Issuer into 5,000,000 shares of common stock of the Issuer and a warrant to purchase 6,250,000 shares of such common stock.  On January 18, 2006, the Reporting Person exercised in full the warrant to purchase 6,250,000 shares of common stock, and, in connection with such exercise, surrendered 288,462 shares of Issuer common stock issuable upon exercise of the warrant, in payment of the warrant exercise price (a cashless exercise).

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the Shares by the Reporting Person was as an investment in the Issuer's common stock. The Reporting Person is the CEO and sole director of the Company. Depending on market conditions and other factors, the Reporting Person may acquire additional shares as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of his Shares in the open market, in privately negotiated transactions to third parties or otherwise. The Reporting Person does not have any current plans or proposals which would relate to or would result in:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 16,044,989 shares of Common Stock of the Issuer, representing 49.24% of the Issuer's outstanding shares of common stock, as of the date hereof.

(b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over all shares beneficially owned by the Reporting Person.

(c) Transactions within the Past 60 Days.  In addition to the transactions disclosed herein, the Reporting Person gifted an aggregate of 50,000 shares of the Issuer’s common stock, within sixty (60) days preceding the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In May, 2005, the reporting person granted William J. Rogers, II an option to purchase, at an exercise price of $.10 per share, 500,000 shares of Issuer common stock held by the Reporting Person.  The option is exercisable between June 1, 2005 and June 1, 2008.  The Reporting Person pledged 500,000 shares of his Issuer common stock to Mr. Rogers to secure the performance of his obligation under such option and the repayment of $50,000 owing by the Reporting Person to Mr. Rogers (this $50,000 has since been repaid to Mr. Rogers).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Description

1.  Agreement between Reporting Person and William J. Rogers, II.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             January 26, 2006

(Date)

/s/ Howard R. Baer

___________________________________

(Signature)

             Howard R. Baer, CEO___________

Name/Title

EXHIBIT A

AGREEMENT BETWEEN HOWARD BAER AND WILLIAM ROGERS OF MAY 26, 2006

1.

William Rogers promises to provide Howard Baer with a $50,000 loan by June 1, 2005.

2.

Bear promises to repay principal and interest on ten percent (10%) per annum to Rogers by July 1, 2005.

3.

Baer gives Rogers right to buy 500,000 of Baer’s personal shares of HEPI for $0.10 per share at any time of Rogers’ choosing between June 1, 2005 and June 1, 2008.

4.

Baer promises to provide Rogers with 500,000 of Baer’s personal shares of HEPI by June 1, 2005, for Rogers to hold as collateral.  Baer gives Rogers the right to hold such shares until June 1, 2008, or until such time that Baer and Rogers both agree.  Baer agrees to use these shares for no other purpose during the time held by Rogers.

Howard Baer x	/s/ Howard Baer	Date: _____________, 2005
William Rogers x	/s/ William Rogers	Date: _____________, 2005